EXHIBIT 99.6
First Life America Corporation
Financial Statements
Years Ended December 31, 2007 and 2006

FIRST LIFE AMERICA CORPORATION
Financial Statements
Years Ended December 31, 2007 and 2006

Contents
INDEPENDENT AUDITORS’ REPORT	2
FINANCIAL STATEMENTS	3
Balance Sheets	4-5
Statements of Operations	6
Statements of Comprehensive Income	7
Statements of Changes in Shareholders’ Equity	8
Statements of Cash Flows	9-10
Notes to Financial Statements	11-25

5825 SW 29th Street Topeka, Kansas 66614 Phone (785) 272-4484 Fax (785) 272-1376 Internet - www.SSCcpas.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of First Trinity Financial Corporation
We have audited the accompanying balance sheets of First Life America Corporation as of December 31, 2007 and 2006, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2007. First Life America Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Life America Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Summers, Spencer & Callison, CPAs, Chartered
Topeka, Kansas
March 24, 2009

First Life America Corporation
Financial Statements

FIRST LIFE AMERICA CORPORATION
BALANCE SHEETS
December 31, 2007 and 2006

	December 31,	December 31,
	2007	2006
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturities (amortized cost, $19,225,225 in 2007 and $12,532,067 in 2006)	$18,675,211	$12,298,780
Equity securities (cost of $239,250 in 2007 and $241,600 in 2006)	191,316	266,260
Investments in real estate	274,564	274,564
Policy loans	178,731	166,026
Mortgage loans on real estate	1,859,382	1,937,281
Other investments	3,527,784	3,067,369

Total investments	24,706,988	18,010,280

Cash and cash equivalents	459,336	1,978,394
Accrued investment income	321,899	233,858
Accounts receivable	474,068	276,929
Reinsurance receivables	35,049	112,145
Deferred policy acquisition costs (net of accumulated amortization of $5,173,476 in 2007 and $4,449,936 in 2006)	5,405,783	5,209,693
Property and equipment (net of accumulated depreciation of $127,001 in 2007 and $45,341 in 2006)	2,718,028	2,760,156
Other assets	1,385	743

Total assets	$34,122,536	$28,582,198

The accompanying notes are an integral part of these statements.

FIRST LIFE AMERICA CORPORATION
BALANCE SHEETS (Continued)
December 31, 2007 and 2006

	December 31,	December 31,
	2007	2006
Liabilities and Shareholders’ Equity
Policy and contract liabilities:
Future annuity benefits	$18,735,110	$13,658,174
Future policy benefits	7,035,539	6,109,055
Liability for policy claims	225,189	211,932
Policyholder premium deposits	76,307	104,038
Deposits on pending policy applications	1,571	27,788
Reinsurance premiums payable	41,529	54,732
Amounts held under reinsurance	—	18,321

Total policy and contract liabilities	26,115,245	20,184,040

Commissions, salaries, wages and benefits payable	4,099	1,900
Other liabilities	93,045	228,748
Deferred federal income taxes payable	646,255	686,650

Total liabilities	26,858,644	21,101,338

Shareholders’ equity:
Common stock, $1.00 par value, 1,500,000 shares authorized; 1,500,000 shares issued and 1,499,988 shares outstanding in 2007 and 2006	1,500,000	1,500,000
Additional paid in capital	3,474,564	3,474,564
Accumulated earnings	2,767,702	2,673,213
Accumulated other comprehensive loss	(478,359)	(166,902)
Less: Treasury stock held at cost (12 shares in 2007 and 2006)	(15)	(15)

Total shareholders’ equity	7,263,892	7,480,860

Total liabilities and shareholders’ equity	$34,122,536	$28,582,198

The accompanying notes are an integral part of these statements.

FIRST LIFE AMERICA CORPORATION
Statements of Operations
Years Ended December 31, 2007 and 2006

	December 31,	December 31,
	2007	2006
Revenues:
Gross premium income	$4,202,715	$4,253,356
Reinsurance premiums assumed	22,395	12,425
Reinsurance premiums ceded	(514,700)	(588,544)

Net premium income	3,710,410	3,677,237
Net investment income	1,409,110	1,065,303
Net realized investment income (loss)	818	(38,231)
Rental income	248,403	175,950

Total revenue	5,368,741	4,880,259

Benefits and expenses:
Increase in policy reserves	926,485	841,250
Policyholder surrender values	320,753	270,113
Interest credited on annuities and premium deposits	798,803	579,074
Death claims	1,048,771	736,830
Commissions	886,102	809,549
Policy acquisition costs deferred	(919,630)	(814,016)
Amortization of deferred policy acquisition costs	723,540	737,567
Salaries, wages, and employee benefits	720,969	782,404
Miscellaneous taxes	132,214	99,991
Other operating costs and expenses	598,775	582,979

Total benefits and expenses	5,236,782	4,625,741

Income before income tax expense	131,959	254,518

Income tax expense	37,470	136,028

Net income	$94,489	$118,490

Net income per common share — basic and diluted	$0.06	$0.08

The accompanying notes are an integral part of these statements.

FIRST LIFE AMERICA CORPORATION
Statements of Comprehensive Income
Years Ended December 31, 2007 and 2006

	2007	2006

Net income	$94,489	$118,490
Unrealized loss on available-for-sale securities:
Unrealized holding gain (loss) during the period	(388,503)	(145,265)
Reclassification for (gain) loss included in net income	(818)	38,231
Tax benefit	77,864	21,407

Other comprehensive loss	(311,457)	(85,627)

Comprehensive income (loss)	$(216,968)	$32,863

The accompanying notes are an integral part of these statements.

FIRST LIFE AMERICA CORPORATION
Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2007 and 2006

	2007	2006
Common stock:
Balance, end of year	$1,500,000	$1,500,000

Additional paid in capital:
Balance, beginning of year	3,474,564	2,474,564
Additional paid in capital	—	1,000,000

Balance, end of year	3,474,564	3,474,564

Accumulated earnings:
Balance, beginning of year	2,673,213	2,554,723
Net income	94,489	118,490

Balance, end of year	2,767,702	2,673,213

Accumulated other comprehensive income:
Balance, beginning of year	(166,902)	(81,275)
Other comprehensive income	(311,457)	(85,627)

Balance, end of year	(478,359)	(166,902)

Treasury stock:
Balance, beginning of year	(15)	(6)
Purchase of 9 shares at a cost of $1.00 per share	—	(9)

Balance, end of year	(15)	(15)

Total shareholders’ equity	$7,263,892	$7,480,860

The accompanying notes are an integral part of these statements.

FIRST LIFE AMERICA CORPORATION
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Operating activities:
Net income	$94,489	$118,490
Adjustments to reconcile net income to net cash provided by operating activities:
Interest credited on annuities and premium deposits	798,803	579,074
Net realized investment (gain) loss	(818)	38,231
Provision for depreciation	81,658	45,341
Amortization of premium and accretion of discount on fixed maturity and short-term investments	(214,830)	(145,748)
Acquisition costs capitalized	(919,630)	(814,016)
Amortization of deferred acquisition costs	723,540	737,567
Provision for deferred federal income taxes	37,469	136,027
(Increase) decrease in assets:
Accrued investment income	(88,041)	14,023
Accounts receivable	(197,139)	(17,229)
Reinsurance receivables	77,096	(33,420)
Policy loans	(12,705)	(62,533)
Other assets	(642)	(743)
Increase (decrease) in liabilities:
Future policy benefits	926,484	841,250
Liability for policy claims	13,257	21,882
Deposits on pending policy applications	(26,217)	18,427
Reinsurance premiums payable	(13,203)	(52,602)
Amounts held under reinsurance	(18,321)	(200,758)
Commissions, salaries, wages and benefits payable	2,199	(26,149)
Other liabilities	(135,703)	181,212

Net cash provided by operating activities	1,127,746	1,378,326
The accompanying notes are an integral part of these statements.

FIRST LIFE AMERICA CORPORATION
Statements of Cash Flows (Continued)
Years Ended December 31, 2007 and 2006

	2007	2006
Investing activities:
Purchase of available-for-sale fixed maturities	$(6,972,883)	$(2,670,727)
Sale of available-for-sale fixed maturities	—	3,340,803
Maturity of available-for-sale fixed maturities	233,462	255,046
Sale of available-for-sale equities	2,623	222,492
Additions to property and equipment	(39,531)	(2,805,498)
Purchase of other investments	(795,100)	(1,691,242)
Maturity of other investments	596,323	377,726
Purchase of mortgage loans	—	(429,500)
Payments received on mortgage loans	77,899	58,601

Net cash used in investing activities	(6,897,207)	(3,342,299)

Financing activities:
Deposits on annuity contracts	5,484,238	3,548,635
Surrenders on annuity contracts	(1,202,252)	(766,138)
Policyholder premium deposits	12,154	9,486
Withdrawals on policyholder premium deposits	(43,737)	(56,745)
Purchase of treasury stock	—	(9)
Proceeds from additional paid in capital	—	1,000,000

Net cash provided by financing activities	4,250,403	3,735,229

Increase (decrease) in cash and cash equivalents	(1,519,058)	1,771,256

Cash and cash equivalents, beginning of period	1,978,394	207,138

Cash and cash equivalents, end of period	$459,336	$1,978,394

Supplemental disclosure of cash activities:
Interest paid	$—	$—

Income taxes paid	$—	$—

The accompanying notes are an integral part of these statements.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1) Summary of significant accounting policies
a) Nature of operations
First Life America Corporation (the “Company”) is primarily engaged in the business of marketing, underwriting and distributing a broad range of individual life and annuity insurance products to individuals in eight states.
b) Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which differ from statutory accounting practices prescribed or permitted by the Kansas Insurance Department (“KID”).
Certain amounts from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.
c) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined. The following are significant estimates made by management:
•	Useful lives of assets

•	Changes in assumptions related to policy and contract liabilities and related deferred acquisition costs

•	Amount of future insurance claim losses, loss expense and earned premium percentages

•	Future interest spreads, mortality margins, expense margins and premium persistency experience

•	Amortization

•	Amount of current and deferred income tax expense and payable
It is at least reasonably possible these estimates will change in the near term.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1) Summary of significant accounting policies (continued)
d) Cash equivalents
For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.
e) Investments
The Company classifies all of its fixed maturity and equity investments as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of applicable taxes, reported in other comprehensive income. Mortgage loans on real estate are carried at cost less principal payments. Other investments are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield method on an individual basis over the remaining contractual term of the investment. Policy loans are carried at unpaid balances. Realized gains and losses on sales of investments are recognized in operations on the specific identification basis. Interest earned on investments is included in net investment income.
f) Deferred policy acquisition costs
Commissions and other costs of acquiring life insurance, which vary with, and are primarily related to, the production of new business have been deferred to the extent recoverable from future policy revenues and gross profits. The acquisition costs are being amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy reserves.
g) Property and equipment
Property and equipment, including the home office building, are carried at cost less accumulated depreciation. Depreciation on the office building and land improvements is calculated using the straight-line method over the estimated useful lives of the respective assets. Depreciation on furniture, fixtures and equipment is calculated using the 200% declining balance method over the estimated useful lives of the respective assets. The estimated useful lives are generally as follows:

Buildings and leasehold improvements	39 years

Furniture and equipment	3 to 7 years

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1) Summary of significant accounting policies (continued)
h) Policy and contract liabilities
Annuity contract liabilities are computed using the retrospective deposit method and consist of policy account balances before deduction of surrender charges, which accrue to the benefit of policyholders. Premiums received on annuity contracts are recognized as an increase in a liability rather than premium income. Interest credited on annuity contracts is recognized as an expense. The range of interest crediting rates for annuity products was 4.25 to 5.25 percent in 2007 and 4.25 to 5.35 percent in 2006.
i) Future policy benefits
Traditional life insurance policy benefit liabilities are computed on a net level premium method using assumptions with respect to current yield, mortality, withdrawal rates, and other assumptions deemed appropriate by the Company. Reserve interest assumptions, including the impact of grading for possible adverse deviations, ranged from 4.00 to 7.25 percent.
Policy claim liabilities represent the estimated liabilities for claims reported plus claims incurred but not yet reported. The liabilities are subject to the impact of actual payments and future changes in claim factors.
Policyholder premium deposits represent premiums received for the payment of future premiums on existing policyholder contracts. Interest is credited on these deposits at the rate of 4% in 2007 and 2006. The premium deposits are recognized as an increase in a liability rather than premium income. Interest credited on the premium deposits is recognized as an expense.
j) Treasury stock
Treasury stock is held at cost.
k) Premiums
For limited payment and other traditional life insurance policies, premium income is reported as earned when due. Profits are recognized over the life of these contracts by associating benefits and expenses with insurance in force for limited payment policies and with earned premiums for other traditional life policies. This association is accomplished by a provision for liability for future policy benefits and the amortization of policy acquisition costs.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1) Summary of significant accounting policies (continued)
l) Federal income taxes
The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under accounting principles generally accepted in the United States of America and balances determined for tax reporting purposes.
m) Reinsurance
Estimated reinsurance receivables are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.”
n) Net earnings per common share
Basic net income per common share is calculated by dividing net income by the weighted average number of shares of the Company’s common stock outstanding.
o) Comprehensive income
SFAS No. 130 requires unrealized gains and losses on the Company’s available-for-sale securities to be recorded as a component of accumulated other comprehensive income. Unrealized gains and losses recognized in accumulated other comprehensive income that are later recognized in net income through a reclassification adjustment are identified on the specific identification method.
p) New accounting pronouncements
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value measurements in financial reporting. While the standard does not expand the use of fair value in any new circumstance, it has applicability to several current accounting standards that require or permit entities to measure assets and liabilities at fair value. This standard defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Application of this standard is required for the Company beginning in 2008. It is not expected that adoption of this Statement will have a material impact on the Company’s results of operations and financial position.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1) Summary of significant accounting policies (continued)
p) New accounting pronouncements (continued)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115.” This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. The fair value option established by Statement 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Statement 159 is effective for the Company’s financial statements covering periods after December 31, 2007. It is not expected that adoption of this Statement will have a material impact on the operating results or financial condition of the Company.
2) Investments
The amortized cost and fair value of investments at December 31, 2007 and 2006 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2007:
U.S. Government Agency	$2,131,743	$21,379	$247	$2,152,875
Corporate bonds	17,093,482	129,375	700,521	16,522,336

Total debt securities	$19,225,225	$150,754	$700,768	$18,675,211

Equity securities	$239,250	$7,050	$54,984	$191,316

December 31, 2006:
U.S. Government Agency	$1,559,006	$9,879	$18,414	$1,550,471
Corporate bonds	10,973,061	75,128	299,880	10,748,309

Total debt securities	$12,532,067	$85,007	$318,294	$12,298,780

Equity securities	$241,600	$28,960	$4,300	$266,260

The amortized cost and fair value of fixed maturities at December 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations.

	Amortized Cost	Fair Value

Due in one year or less	$798,526	$794,114
Due after on year through five years	4,165,076	4,100,380
Due after five years through ten years	7,995,884	7,703,297
Due after ten years	5,898,024	5,707,501
Mortgage-backed securities	367,715	369,919

	$19,225,225	$18,675,211

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
2) Investments (continued)
The fair values for investments in fixed maturities are based on quoted market prices.
Included in investments are securities which have been pledged to various state insurance departments. The fair values of these securities were $2,075,806 and $2,060,964 at December 31, 2007 and 2006, respectively.
During 2007 and 2006, the Company had gross realized investment gains of $864 and $53,503, respectively. The Company had gross realized investment losses of $46 and $91,734 in 2007 and 2006, respectively.
Since 2004, the Company has purchased investments in lottery prize cash flows. These other investments involve purchasing assignments of the future payment rights from the lottery winners at a discounted price sufficient to meet the Company’s yield requirements.
Payments on these other investments will be made by state run lotteries and as such are backed by the general credit of the respective states. At December 31, 2007 and 2006 the carrying value of other investments was $3,527,784 and $3,067,369 respectively.
Investment income consists of dividends and interest earned on notes receivable, policy loans, available-for-sale securities, mortgage loans, and other investments. Following are the components of net investment income for the years ended December 31, 2007 and 2006:

	Years ended December 31,
	2007	2006

Fixed maturities	$959,430	$716,393
Equity securities	19,333	25,929
Mortgage loans on real estate	139,951	116,584
Short-term and other investments	313,837	231,723

Gross investment income	1,432,551	1,090,629
Investment expenses	(23,441)	(25,326)

Net investment income	$1,409,110	$1,065,303

The Company has a policy and process in place to identify securities that could potentially have an impairment that is other-than-temporary. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, management changes, litigation and government actions, and other similar factors. At the end of each quarter, all securities are reviewed in an effort to determine each issuer’s ability to service its debts and the length of time the security has been trading below cost. This quarterly process includes an assessment of the credit quality of each investment in the entire securities portfolio. The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company’s ability and intent to hold the security to maturity or until it recovers in value.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
2) Investments (continued)
Based on the performance of these procedures, no securities are deemed to be other-than-temporarily impaired by the Company.
There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other-than-temporary. These risks and uncertainties include: (1) the risk that the Company’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to the Company’s investment professionals who determine the fair value estimates and other-than-temporary impairments, and (4) the risk that new information obtained by the Company or changes in other facts and circumstances lead the Company to change its intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to income in a future period.
The Company owned 75 and 68 securities that were in an unrealized loss position at December 31, 2007 and 2006, respectively. The following tables provide information regarding unrealized losses on investments available for sale, as of December 31, 2007 and 2006.

	Less than 12 months		12 months or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2007:
U.S. Government Agency	$—	$—	$199,750	$247	$199,750	$247
Corporate bonds	4,180,180	180,587	5,610,404	519,934	9,790,583	700,521

Total debt securities	$4,180,180	$180,587	$5,810,154	$520,181	$9,990,333	$700,768

Equity securities	$51,916	$37,684	$82,700	$17,300	$134,616	$54,984

	Less than 12 months		12 months or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2006:
U.S. Government Agency	$—	$—	$694,830	$18,414	$694,830	$18,414
Corporate bonds	4,360,312	77,558	4,743,034	222,322	9,103,346	299,880

Total debt securities	$4,360,312	$77,558	$5,437,864	$240,736	$9,798,176	$318,294

Equity securities	$2,300	$50	$95,750	$4,250	$98,050	$4,300

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
3) Concentrations of credit risk
Credit risk is limited by emphasizing investment grade securities and by diversifying the investment portfolio among various investment instruments. Certain cash balances exceed the maximum insurance protection of $100,000 provided by the Federal Deposit Insurance Corporation. However, the cash balances exceeding this maximum are protected through additional insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.
4) Property and equipment
The Company owns approximately six and one-half acres of land located in Topeka, Kansas. A 20,000 square foot office building has been constructed on approximately one-half of this land. The remaining land, is classified as real estate held for investment. The Company occupies approximately 7,500 square feet of the building and the remaining 12,500 square feet is leased.
A summary of property and equipment at December 31, 2007 and 2006 is as follows:

	2007	2006

Land and improvements	$167,428	$167,428
Building and capitalized interest	2,632,572	2,632,572
Furniture, fixtures and equipment	38,739	—
Tenant improvements	6,290	5,497

Total property and equipment	2,845,029	2,805,497

Less — accumulated depreciation and amortization	(127,001)	(45,341)

Net property and equipment	$2,718,028	$2,760,156

Depreciation expense for December 31, 2007 and 2006 was $81,658 and $45,341, respectively.
5) Leases
As noted above, the Company occupies approximately 7,500 square feet of its building in Topeka, Kansas. The Company has leased 10,000 square feet under a lease that was renewed during 2006 to run through June 30, 2011 with a 90 day notice to terminate the lease by the lessee. The lease agreement calls for minimum monthly base lease payments of $15,596.
Effective August 29, 2005, the Company executed a lease agreement with a tenant for the remaining 2,500 square feet. The base lease period commenced on September 1, 2005 and will end on August 31, 2010. The lease will automatically renew if not terminated on or after August 15, 2010 for another five years with a 90 day notice to terminate the lease by the lessee. The lease agreement calls for minimum monthly base lease payments of $4,383 through August 31, 2010. The lease payments will decrease to $3,100 per month for the period September 1, 2010 through August 31, 2015.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
5) Leases (continued)
The future minimum lease payments to be received under non-cancelable lease agreements at December 31, 2007 are approximately as follows:

Twelve-Month Periods
Ending December 31,	Amount
2008	52,595
2009	52,595
2010	35,063

Total	$140,253

6) Federal income taxes
The Company has filed a consolidated federal income tax return with its parent, Brooke Capital Corporation for the periods ended December 31, 2006 and November 15, 2007. The Company is required to file a separate return for the period of November 16, 2007 to December 31, 2007 and the following five calendar years due to a change in ownership control on November 15, 2007. FLAC is taxed as a life insurance company under the provisions of the Internal Revenue Code and filed a separate tax return for its initial five years of existence. Federal income tax expense for the years ended December 31, 2007 and 2006 consisted of the following:

	Years ended December 31,
	2007	2006

Current	$—	$—
Deferred	37,470	136,028

Provision for income tax expense	$37,470	$136,028

Income tax expense differs from the amount computed by applying the statutory federal income tax rate for 2007 and 2006 to income before taxes as follows:

	Years ended December 31,
	2007	2006

Federal income tax expense at statutory rate	$44,866	$86,536
Small life insurance company deduction	(22,325)	(11,198)
Other	14,929	60,690

Income tax expense	$37,470	$136,028

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
6) Federal income taxes (continued)
Deferred federal income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Significant components of the Company’s net deferred tax liability are as follows:

	December 31,
	2007	2006
Deferred tax liability:
Due premiums	$10,393	$10,571
Policy reserves	—	4,068
Deferred policy acquisition costs	903,230	873,841
Accrual of discount	13,665	8,412
Premium deposit	14,009	8,463

Total deferred tax liability	941,297	905,355

Deferred tax asset:
Policy reserves	30,781	—
Capital loss carryforward	7,483	7,646
Reinsurance premiums	1,557	2,298
Net operating loss carryforward	135,631	167,035
Net unrealized investment loss	119,590	41,726

Total deferred tax asset	295,042	218,705

Net deferred tax liability	$646,255	$686,650

The Company has net operating loss carry-forwards of approximately $678,155. These loss carry-forwards expire in 2022 through 2025. Capital loss carry-forwards of $37,413 will expire in 2011.
7) Statutory accounting practices
FLAC prepares its statutory-basis financial statements in accordance with statutory accounting practices (“SAP”) prescribed or permitted by the KID. Currently, “prescribed” statutory accounting practices include state insurance laws, regulations, and general administrative rules, as well as the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual and a variety of other NAIC publications. “Permitted” statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. During 1998, the NAIC adopted codified statutory accounting principles (“Codification”). Codification replaced the NAIC Accounting Practices and Procedures Manual and was effective January 1, 2001. The impact of Codification was not material to FLAC’s statutory-basis financial statements.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
7) Statutory accounting practices (continued)
Net income for 2007 and 2006 and capital and surplus at December 31, 2007 and 2006 for the Company’s insurance operations as reported in these financial statements prepared in accordance with GAAP as compared to amounts reported in accordance with SAP prescribed or permitted by the KID are as follows:

	GAAP		SAP
	Net Income	Capital and	Net Income	Capital and
	(Loss)	Surplus	(Loss)	Surplus

2007	$94,489	$7,263,892	$34,623	$3,801,256

2006	118,490	7,480,860	216,259	3,966,233
Principal differences between GAAP and SAP include: a) costs of acquiring new policies are deferred and amortized for GAAP; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions for GAAP; c) statutory asset valuation reserves are not required for GAAP; and d) available-for-sale fixed maturity investments are reported at fair value with unrealized gains and losses reported as a separate component of shareholders’ equity for GAAP.
Statutory restrictions limit the amount of dividends, which may be paid by FLAC. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lesser of (a) 10% of statutory shareholders’ surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year. In addition, FLAC must maintain the minimum statutory capital and surplus required for life insurance companies in those states in which it is licensed to transact life insurance business.
The KID imposes on insurance enterprises minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by ratio (the “Ratio”) of the enterprises regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprise’s below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. FLAC has a ratio that is in excess of the minimum RBC requirements; accordingly, the Company’s management believes that FLAC meets the RBC requirements.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
8) Reinsurance
In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. FLAC has entered into agreements with Optimum Re Insurance Company (“Optimum Re”) of Dallas, Texas, and Wilton Reassurance Company (“Wilton Re”) of Wilton, CT, to reinsure portions of the life insurance risks it underwrites. Pursuant to the terms of the agreements, FLAC retains a maximum coverage exposure of $50,000 on any one insured. At December 31, 2007 and 2006, respectively, FLAC ceded in-force amounts totaling $24,037,713 and $27,346,277 of ordinary business and $29,594,000 and $31,184,000 of accidental death benefit risk.
Pursuant to the terms of the agreement with Optimum Re, FLAC generally pays no reinsurance premiums on first year individual business. However, SFAS No. 113 requires the unpaid premium to be recognized as a first year expense and amortized over the estimated life of the reinsurance policies. FLAC records this unpaid premium as “reinsurance premiums payable” in the accompanying balance sheet and as “reinsurance premiums ceded” in the accompanying income statement. At December 31, 2007 and 2006, respectively, the unpaid reinsurance premiums net of amortization totaled $7,786 and $11,489. To the extent that the reinsurance companies are unable to fulfill their obligations under the reinsurance agreements, FLAC remains primarily liable for the entire amount at risk.
FLAC is party to an Automatic Retrocession Pool Agreement (the “Reinsurance Pool”) with Optimum Re, Catholic Order of Foresters, American Home Life Insurance Company and Woodmen of the World. The agreement provides for automatic retrocession of coverage in excess of Optimum Re’s retention on business ceded to Optimum Re by the other parties to the Reinsurance Pool. FLAC’s maximum exposure on any one insured under the Reinsurance Pool is $50,000. During 2007 and 2006, respectively, FLAC assumed in-force amounts totaling $27,368,066 and $22,376,851. As of January 1, 2008, Reinsurance Pool is not accepting any new cessions.
Effective September 29, 2005, the Company and Wilton Re executed a binding letter of intent whereby both parties agreed that the Company would cede the simplified issue version of its Golden Eagle Whole Life (Final Expense) product to Wilton Re on a 50/50 quota share original term coinsurance basis. The letter of intent was executed on a retroactive basis to cover all applicable business issued by the Company subsequent to January 1, 2005. Wilton Re has agreed to provide various commission and expense allowances to the Company in exchange for the Company ceding 50% of the applicable premiums to Wilton Re as they are collected. As of June 24, 2006, Wilton Re terminated the reinsurance agreement, for new business issued after the termination date.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
9) Related party transactions
The Boards of Directors of the Company and the Kansas Insurance Department (KID) authorized the Company to purchase the home office building and related real estate from its parent, Brooke Capital Corporation (“BCP”), at its appraised value of $2,800,000, which was determined based on an independent appraisal. Closing of this transaction occurred May 1, 2006.
On May 1, 2006 the Company entered into a month-to-month commercial lease agreement with its parent, BCP, whereby the Company will lease 1,400 square feet of the home office building to BCP. The Company will receive $2,566.67 per month or $22 per square foot for the space leased. This is an all inclusive rate, which includes taxes, maintenance, utilities, and insurance that is attributable to the space leased. As of February 28, 2007, BCP cancelled the month-to-month lease. For the twelve months ended December 31, 2007 and 2006 the Company received $5,005 and $17,518 in lease payments from BCP.
The Company has a service agreement with BCP. Services performed pursuant to the agreement are underwriting, claim processing, accounting, policy processing and other services necessary for the Company to operate. The agreement is effective until either party provides ninety days written notice of termination. The Company pays fees equal to BCP’s cost of providing such services. The Company bears all direct selling costs which include agent recruiting, training and licensing; agent commissions; any benefits or awards directly for or to agents or management including the cost of any life or health insurance; and any taxes (federal, state or county) directly related to the business of the Company. Additionally, the Company is responsible for any reinsurance premiums; legal expenses related to settlement of claims; state examination fees; directors fees and directors liability insurance; interest on indebtedness; costs related to mergers or acquisitions and costs related to fulfilling obligations of the life insurance and annuity contracts written by the agents of the Company. For the twelve months ended December 31, 2007 and 2006, the Company incurred $740,890 and $1,079,937 of administrative fees to BCP.
10) Other regulatory matters
The Company is currently licensed to transact life and annuity business in the states of Kansas, Texas, Illinois, Oklahoma, North Dakota, Kentucky and Nebraska. Due to the varied processes of obtaining admission to write business in new states, management cannot reasonably estimate the time frame of expanding its marketing presence.
On May 3, 2007, the Company was released from its Memorandum of Understanding with the Ohio Department of Insurance. The Company’s license had been previously suspended as its statutory capital had fallen below the minimum required level in Ohio of $2,500,000. While the license had been reinstated during 2006, the Company had been prohibited from writing new business in that state while under the Memorandum. At December 31, 2007, First Life’s statutory basis capital and surplus was $3,801,256, which is in excess of the aforementioned minimum requirement.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
11) Fair values of financial instruments
The fair values of financial instruments, and the methods and assumptions used in estimating their fair values, are described below. In all cases, these financial instruments represent assets of the Company and their carrying values represent or approximate their fair values as follows:
Fixed Maturities
Fixed maturities are carried at fair value in the accompanying consolidated balance sheets. The fair value of fixed maturities are based on quoted market prices. At December 31, 2007 and 2006, the fair value of fixed maturities was $18,675,211 and $12,298,780, respectively.
Equity Securities
Equity securities are carried at fair value in the accompanying consolidated balance sheets. The fair value of equity securities are based on quoted market prices. At December 31, 2007 and 2006, the fair value of equity securities was $191,316 and $266,260, respectively.
Policy Loans
The carrying value of policy loans approximates their fair value. At December 31, 2007 and 2006, the fair value of policy loans was $178,731 and $166,026, respectively.
Mortgage Loans on Real Estate
The carrying value of mortgage loans on real estate approximates their fair value. At December 31, 2007 and 2006, the fair value of mortgage loans on real estate was $1,859,382 and $1,937,281, respectively.
Other Investments
The carrying value of other investments approximates their fair value. At December 31, 2007 and 2006, the fair value of other investments was $3,527,784 and $3,067,369, respectively.
Cash and Cash Equivalents
The carrying value of cash and cash equivalents approximates their fair value. At December 31, 2007 and 2006, the fair value of cash and cash equivalents was $459,336 and $1,978,394, respectively.

FIRST LIFE AMERICA CORPORATION
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
12) Subsequent events
On July 18, 2008, Brooke Capital Corporation entered into a Stock Purchase Agreement to sell the Company to First Trinity Financial Corporation for a purchase price not to exceed $8,000,000 in cash, as adjusted in accordance with the Agreement.
The Kansas Insurance Department approved a Form A filing on October 17, 2008 allowing the purchase of the Company by First Trinity Financial Corporation.
On October 28, 2008, the Brooke Capital Corporation and Brooke Capital Corporation’s majority-parent, Brooke Corporation, filed petitions for protection under Chapter 11 of the Bankruptcy Code. Jurisdiction over this matter, “In RE Brooke Corporation and Brooke Capital Corporation,” file numbers 08-22786 (lead) and 08-22789, was accepted on that same date by the U.S. Bankruptcy Court in Kansas City, Kansas. Joint administration for the two companies’ bankrupt estates was approved by the court on October 29, 2008, and Albert Riederer was appointed as bankruptcy trustee for the jointly-administered estate.
On December 9, 2008, an Amendment was entered into that changed the purchase price to $2.5 million, and made the sale subject to Bankruptcy Court approval. Bankruptcy court approval was secured and First Trinity Financial Corporation completed the acquisition of the Company on December 23, 2008.
On December 31, 2008 the Company received $250,000 in cash from First Trinity Financial Corporation in exchange for a surplus note due on December 31, 2023. The note accrues interest at the rate of six percent.
On March 16, 2009 the Company received a letter from the Ohio Department of Insurance stating that the Company was in violation of Ohio Administrative Code § 3901-3-04 (C)(1)(f) as the Company’s Statutory operating loss in the last twelve-month period is greater than 50% of the Company’s remaining Statutory surplus as regards to policyholders in excess of the minimum required. The Company is in discussion with the Ohio Department of Insurance in an attempt to remedy this violation before they start suspension/revocation actions. The Company will need additional surplus to rectify this violation.